UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 31, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Net Asset Value as of March 31, 2022

As of March 31, 2022, our net asset value (“NAV”) per common share is $10.15. This NAV per common share has been updated in connection with our merger (the “Merger”) with Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”), in which Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Income eREIT V, LLC, and Fundrise eREIT XIV, LLC are merging with and into the Income Interval Fund. Our shareholders will receive common shares of the Income Interval Fund based on an agreed upon exchange ratio (“Exchange Ratio”).

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2022 [1]	December 31, 2021 [1]
ASSETS
Investments, at fair value	$76,447	$78,779
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	55,666	53,710
Other real estate investments, at fair value	20,781	25,069
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	8,203	6,853
Current interest receivable	40	318
Other assets	4	8
Total Assets	$84,694	$85,958

LIABILITIES
Accounts payable	$1,472	$1,551
Due to related party	185	184
Dividends payable [2]	1,480	1,062
Total Liabilities	$3,137	$2,797

NET ASSETS CONSIST OF:
Fundrise Income eREIT II, LLC Members’ Equity:
Common shares; 8,031,441 and 8,190,805 shares outstanding, net of offering costs, on March 31, 2022 and December 31, 2021, respectively	$65,947	$69,036
Retained earnings	12,207	10,766
Net adjustments to fair value	3,403	3,359
NET ASSETS	$81,557	$83,161
NET ASSET VALUE PER SHARE, on 8,031,441 and 8,190,805 shares outstanding for the periods ended March 31, 2022 and December 31, 2021 [3], respectively	$10.15	$10.15

[1] Estimated Balance Sheets as of March 31, 2022 and December 31, 2021.

[2] As of December 31, 2021, this amount does not include the accrual for dividends payable that were declared before December 31, 2021 that relate to the first quarter of 2022.

[3] As of December 31, 2021, the total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2021.

On March 31, 2022, the Merger effective date, the Company announced that its NAV per share as of March 31, 2022 is $10.15 per share of our Common Shares. This NAV per common share has been updated in connection with the Merger and our shareholders will receive common shares in the Income Interval Fund based on the agreed upon Exchange Ratio.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. To assist Fundrise Advisors, LLC (our “Manager”) in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged an appraiser to provide a positive assurance opinion of value over a substantial portion of our commercial real estate assets and investments. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2022, the Company’s phase is set at merged reflecting the Merger.

Share Redemption Plan Status

In connection with the Merger, we temporarily ceased accepting redemption requests on January 1, 2022. We previously processed all redemption requests that were received on or prior to December 31, 2021. As of today’s date, there are no outstanding redemption requests.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2018 to March 31, 2022.

Date	NAV Per Share
December 31, 2018	$10.00
June 30, 2019	$10.00
December 31, 2019	$10.00
June 30, 2020	$10.02
December 31, 2020	$10.06
June 30, 2021	$10.10
September 30, 2021	$10.12
December 31, 2021	$10.15
March 31, 2022	$10.15

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    March 31, 2022